EXHIBIT 99.2

Innate Pharma third quarter 2019 report

  Cash, cash equivalents and financial assets of the Company amounted to €215.2 millioni
    $79.1 million (€71.4 millionii) in gross proceeds from our IPO on the Nasdaq and Global Offering
  Monalizumab to advance to Phase III clinical trial in combination with cetuximab in IO-pretreated SCCHN patients
  Encouraging IPH5401 (anti-C5aR) dose-escalation data supports program advancement in HCC and NSCLC
  Lumoxiti commercial transition and filing for EU regulatory approval is on track

Marseille, France, November 13, 2019, 7:00 AM CET

Innate Pharma SA (the “Company” - Euronext Paris: FR0010331421 – IPH; Nasdaq: IPHA) today announced its revenues and cash position for the first three-months of 2019.

“We have made great strides this year, particularly in the third quarter as we witnessed two major achievements that will continue to propel the company forward,” said Mondher Mahjoubi, Chief Executive Officer, Innate Pharma. “With our partner AstraZeneca, we have decided to advance monalizumab to a Phase III clinical trial, which we believe validates our novel approach to immuno-oncology, and progresses a potential new treatment for head and neck cancer patients. And secondly, the execution of our Nasdaq listing in the US marks a critical step in raising the company’s global profile and supporting our long-term strategy of becoming a global leader in immuno-oncology.”

“With the completion of our Nasdaq IPO, we have strengthened our financial position and strategically broadened our US and global institutional shareholders,” said Laure-Helene Mercier, Chief Financial Officer, Innate Pharma. “With these proceeds, we are well capitalized to fund our maturing and broadening pipeline and to support our operational and commercial expansions in the United States. This year we have successfully focused on executing both clinically and corporately, and we now look forward to further advancing our programs and delivering multiple data read outs in 2020 and 2021.”

Third quarter 2019 and recent pipeline highlights:

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  Innate announced that AstraZeneca (LSE/STO/NYSE: AZN) will advance monalizumab into a Phase III randomized clinical trial evaluating monalizumab in combination with cetuximab in patients suffering from recurrent or metastatic squamous cell carcinoma of the head and neck (SCCHN) who have been previously exposed to an immune checkpoint inhibitor (IO-pretreated), and the companies will co-fund the trialiii. The trial initiation is expected in 2020, subject to regulatory and compliance approvals.
  At the ESMO 2019 Congress, Innate provided long-term follow-up update on the 40 patients of the Phase II study of monalizumab in combination with cetuximab in patients with R/M SCCHN.
    Median overall survival of 8.5 months (14.1 months in the IO-pretreated patients and 7.8 months in IO-naïve patients) with median follow-up time of 17 months;
    12-month overall survival rate of 44% (60% in IO-pretreated and 32% in IO naïve patients).
  Cohort expansion 2 is evaluating the combination of monalizumab and cetuximab in IO-pretreated patients with R/M SCCHN. Recruitment began in September 2018 and the 40 patients are now fully enrolled. Innate expects to report preliminary data from the second cohort expansion in the first half of 2020.
  Cohort expansion 3 evaluating the combination of monalizumab, cetuximab and durvalumab in IO-naive patients with R/M SCCHN started in April 2019. Preliminary data are expected in the second half of 2020.

IPH5401 (anti-C5aR antibody):

·At the ESMO 2019 Congress, Innate presented encouraging data from the STELLAR‑001 dose-escalation study. The combination of IPH5401 and durvalumab was well tolerated. No dose limiting toxicity was reported and no dose relationship was observed regarding safety.

    Twelve patients were evaluated for efficacy. Early activity signals were observed in HCC and NSCLC patients, both tumor types correlated to high expression of the C5a receptor. One confirmed partial response was reported in a HCC patient with prior progression after nivolumab and one prolonged stable disease (40 weeks) was reported in a NSCLC patient with prior progression after nivolumab;
    Additional in vitro data describing the mechanism of action was presented at the SITC 2019 Congress in early November.

·IPH5401 and durvalumab combination expansion cohorts were initiated in patients with IO-pretreated non-small-cell lung cancer (NSCLC) and IO-naïve hepatocarcinoma (HCC), as provided by the protocol. The Company plans to add an additional cohort testing IPH5401 in combination with durvalumab in IO-pretreated HCC patients, subject to regulatory approval. Preliminary data from the first two expansion cohorts is expected in the second half of 2020.

Lumoxiti, a First-in-Class marketed product in-licensed from AstraZeneca for the Treatment of Relapsed or Refractory (R/R) Hairy Cell Leukemia:

  Innate continued to progress in establishing a specialized US medical affairs and commercial teams. During the fourth quarter, the US team of approximately 15 field-facing professionals completed the transition of all commercialization activities from AstraZeneca. Per the agreement, Innate remains on track for the full transition of the Lumoxiti BLA to Innate from AstraZeneca by mid-2020.

  The submission to file for the European Union regulatory approval of Lumoxiti for the treatment of patients with R/R HCL by AstraZeneca is on track and expected by the end of 2019. Upon the submission, AstraZeneca is eligible to receive a regulatory milestone of $15 million.

Various Preclinical and Drug Discovery:

  Innate announced the publication of a Nature review article, “Harnessing Innate Immunity in Cancer Therapy,” authored by Innate Pharma scientists in partnership with other leading scientists. The peer-reviewed article focuses on cancer-immune interactions that now place innate immune cells as critical players in the fight against cancersiv.
  At the SITC 2019 Congress, Innate discussed its expertise in immuno-oncology drug discovery with the preclinical data presentations on IPH5401, IPH5201 (anti-CD39) and IPH5301 (anti-CD73), which target the adenosine immunosuppressive pathway, and the Company’s new proprietary trifunctional NK cell engagers (NKCEs).

Post-period events:

  In October, Innate Pharma successfully completed its global offering, including its initial public offering on the Nasdaq Global Select Market raising approximately $79.1 million (€71.4 millionv) in gross proceeds from the sale of American Depositary Shares (ADS) in the United States and a European Private Placement of ordinary shares. The global offering resulted in the issuance of 14,375,000 new ordinary shares, comprising 9,922,227 ADSs, at an offering price of $5.50 per ADS, and 4,452,773 ordinary shares in a concurrent European private placement (including France) at an offering price of €4.97 per ordinary share. Each ADS represents one ordinary share.
  IPH5401 and durvalumab combination expansion cohorts were initiated in patients with IO-pretreated non-small-cell lung cancer (NSCLC) and IO-naïve hepatocarcinoma (HCC), as provided by the protocol. The Company plans to add an additional cohort testing IPH5401 in combination with durvalumab in IO-pretreated HCC patients, subject to regulatory approval. Preliminary data from the first two expansion cohorts is expected in the second half of 2020.
  Innate announced the publication of a Nature review article, “Harnessing Innate Immunity in Cancer Therapy”, authored by Innate Pharma scientists in partnership with other leading scientists. The review article focuses on cancer-immune interactions that now place innate immune cells as critical players in the fight against cancersvi.
  At the SITC 2019 Congress, Innate showcased its expertise in immuno-oncology drug discovery with the preclinical data presentations on IPH5401, IPH5201 (anti-CD39) and IPH5301 (anti-CD73) targeting the adenosine immunosuppressive pathway and the Company’s new proprietary trifunctional NK cell engagers (NKCEs).

Financial results:

Cash, cash equivalents and financial assets of the Company amounted to €215.2 million as of September 30, 2019. At the same date, financial liabilities amounted to €18.3 million, of which €0.9 million resulting from the application of IFRS 16vii (€4.9 million as of September 30, 2018). The proceeds from the October global offering are not included.

The increase in cash, cash equivalents, and financial assets is mainly a result of the below:

  The collection in July 2019 of the research tax credit relating to the fiscal year 2018 (€13.5m)viii; and
  The draw down in August 2019 of the remaining portion of €13.9 million of the €15.2 million loan granted in July 2017 by Société Générale, thereby also increasing the financial liabilitiesix.

Revenues for the first nine-months of 2019 amounted to €65.4 million (€21.8 million for the same period in 2018). For the nine-month period ended September 30, 2019, revenue from collaboration and licensing agreements mainly results from the spreading of the initial payments received under our agreements with AstraZeneca.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia (HCL). Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of NK cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Innate Pharma is a public company listed in compartment B of Euronext’s regulated market in Paris (Euronext: IPH - ISIN: FR0010331421) and in the Nasdaq Global Select Market (Nasdaq: IPHA).

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s final prospectus dated October 16, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investor relations Innate Pharma Danielle Spangler Tel.: +1 917 499 6240 Danielle.Spangler@innate-pharma.fr Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

i Including short term investments (€16.4 million) and non-current financial instruments (€35.6 million). This does not include the proceeds from the October 2019 global offering.

ii Based on an exchange rate of €1 = $1.1065 on October 16, 2019

[iii] As per the 2015 agreement with AstraZeneca, Innate will co-fund 30% of the Phase III clinical trials of licensed products, subject to an aggregate cap, in order to receive 50% of the profits in Europe. Innate Pharma is eligible to a $100m milestone upon dosing of the first patient.

iv Olivier Demaria, Stéphanie Cornen, Marc Daëron, Yannis Morel, Ruslan Medzhitov & Eric Vivier. Harnessing Innate Immunity in Cancer Therapy. Nature, October 2nd, 2019.

v Based on an exchange rate of €1 = $1.1065 on October 16, 2019

vi Olivier Demaria, Stéphanie Cornen, Marc Daëron, Yannis Morel, Ruslan Medzhitov & Eric Vivier. Harnessing Innate Immunity in Cancer Therapy. Nature, October 2nd, 2019.

vii IFRS 16 « Leases » supersedes IAS 17 from January 1, 2019. Under IFRS 16, a lease liability is recognized for all the leases (operating and finance leases) whilst it was only applied to finance leases under IAS 17.

viii The Company is eligible to the anticipated reimbursement of the research tax credit because it meets the definition of small and medium sized enterprises (“SMEs”) according to the European Union criteria. According to Management forecasts, the status may be lost at the end of fiscal year 2019.

ix Per the half year 2019 results, prior to June 30, 2019, €1.3 million was collected from the €15.2 million loan granted in July 2017 by Société Générale.

Attachment

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